Contact

www.linkedin.com/in/mustafa-sheikh-4904232 (LinkedIn)

Top Skills

Nonprofit Organizations
Operations Management
Sales

Languages

English
Arabic
Somali
Spanish (Limited Working)
Amharic (Elementary)
Swahili (Elementary)

Mustafa Sheikh

Chief Strategy Officer at Hich
San Diego, California, United States

Summary

I have started my career in telecommunication in January of 2006 in the oddest place Mogadishu, Somalia. It has been an extraordinary journey that has provided me with superb opportunities and exposure to a telecom market that is very far from saturation, The Horn of Africa. I have worked and negotiated multi-million US dollar contracts with an international company like Huawei. We deployed, installed and commissioned telecom equipment in the war-torn country.

I have worked in East Africa for ten years and participated in the GSM conferences in Europe and East and North Africa. I am a team spirited and performance driven individual with a blend of telecommunications and networking knowledge. I have the ability to communicate and motivate in order to enhance strategic goals, project objectives, and creative problem-solving mentality.

Experience

www.hich.mn

Chief Strategy Officer (CSO)
December 2023 - Present (2 years 2 months)
Minnesota, United States

Self Employed

Business Development Consultant
January 2011 - October 2023 (12 years 10 months)
Greater Salt Lake City Area

Bringcom

Business Development Executive
June 2009 - December 2010 (1 year 7 months)
East Africa(Somalia, Ethiopia, Kenya and Djibouti for now)

•Performed client presentations articulating the value proposition of products, solution, and service offerings.

•Maintained a high profile in the professional and business communities of the Horn of Africa.
•Skilled in cold-calling, consultative selling, negotiating contracts, forming alliances and partnering with others.
•Responsibilities also included identifying business opportunities in East Africa and structuring strategic proposals.
•Assisted in the planning and the creation of mobile banking system for Djibouti Telecom called MobiCash.
•Created new client proposals, contracts to ease new business generation
•Provided management with suggestions for improving business strategy and market share in the Horn of Africa.

Telcom Somalia
4 years

Chief Operating Officer
January 2007 - December 2009 (3 years)
Mogadishu, Somalia

•Helped to build and lead an effective management team
•Represented the company to the city, government, regulatory authorities, the media, shareholders, and the general public
•Managed the creation of an appropriate vision and long-term strategy for the company
•Developed and put in place strategic operating plans and budgets for each department.
•Established an appropriate structure for various departments and its management to improve internal dealings
•Ensured optimal systems were in place for monitoring employee performance
•Ensured that operating objectives and standards of performance were understood and met
•Ensured that appropriate standards of conduct were established and complied with
•Liaised with Executive Chairman and kept him informed
•Reported to the board regularly on the operation of the company's businesses
•Responsible for all corporate communications, and planned and carried out an effective program for investor relations
•Successfully negotiated multi-million dollar deals for telecom equipment with providers such as Huawei
•Oversaw the implementation and the commissioning of these deals
•Appointed, built and maintained effective management team and ensured the remuneration packages were appropriate

Business Development Manager
January 2006 - December 2007 (2 years)
Mogadishu, Somalia

•Provided a broad range of business development services
•Worked with executive management on internal and external business developments
•Helped to generate and negotiate new business deals
•Presented Telcom services to potential clients through direct communication in face to face meetings, telephone calls and emails
•Organized and trained sales & marketing teams on business generation strategies, solution pitching to potential clients and negotiation
•Created new client proposals, contracts to ease new business generation
•Ensured Telcom remained proactive and responsive to prospective clients

University of California, Berkeley
3 years 3 months

Fundraiser
May 2003 - October 2004 (1 year 6 months)
Berkeley, California

•Student Caller to Cal alumni, parents, and friends asking them to give their financial support to Cal
•Created and developed personal script to handle the calls
•Fundraised $82,900 and received the Most Money Raised award for three months

Senior Information Assistant
August 2002 - May 2004 (1 year 10 months)
Berkeley, California

•Managed, trained and evaluated student information Assistants
•Coordinated the Information Assistant Hiring committee and created their schedules
•Recruited the student employees for the office
•Daily oversight of Information services and created a monthly student services reports

Resident Assistant
August 2001 - June 2003 (1 year 11 months)
Berkeley, California

•Served as an advisor to incoming new students on academics and personal issues
•Coordinated programs and events

•Enforced policy and provided crisis management
•Participated in on-going staff development
•Worked Closely with administrators and peers

SA Marketing Group
Senior Marketing Representative
September 2001 - May 2002 (9 months)
Berkeley, California

•Helped develop studentadvantage.com's marketing plan for UC Berkeley and the surrounding region
•Assisted the Marketing Manager in hiring a team of student representatives to help execute the plans into progress
•Acquired over 50 local merchants as SA partners and established solid relationships with all local partners and it's principle clients including MTV, Tower Records, & Amtrak
•Helped implement local merchant monthly promotions and acted as a liaison between SA and the university, students, and partners through which relationships were deepened

Education

University of California, Berkeley
Political Economy · (2000 - 2004)

University of California, Berkeley